Exhibit 99.1

NIO Inc. Provides December, Fourth Quarter and Full Year 2021 Delivery Update

Company Achieved New Quarterly Record and Delivered a Total of 91,429 Vehicles in 2021

•	NIO delivered 10,489 vehicles in December 2021, increasing by 49.7% year-over-year

•	NIO delivered 25,034 vehicles in the three months ended December 2021, increasing by 44.3% year-over-year

•	NIO delivered 91,429 vehicles in 2021 in total, increasing by 109.1% year-over-year

•	Cumulative deliveries of the ES8, ES6 and EC6 as of December 31, 2021 reached 167,070

SHANGHAI, China, Jan. 01, 2022 (GLOBE NEWSWIRE) -- NIO Inc. (“NIO” or the “Company”) (NYSE: NIO), a pioneer and a leading company in the premium smart electric vehicle market, today announced its December, fourth quarter and full year 2021 delivery results.

NIO delivered 10,489 vehicles in December 2021, increasing by 49.7% year-over-year. The deliveries consisted of 2,782 ES8s, the Company’s six- or seven-seater flagship premium smart electric SUV, 4,939 ES6s, the Company’s five-seater high-performance premium smart electric SUV, and 2,768 EC6s, the Company’s five-seater premium smart electric coupe SUV. NIO delivered 25,034 vehicles in the fourth quarter of 2021, a new record-high quarterly delivery representing an increase of 44.3% year-over-year. NIO delivered 91,429 vehicles in 2021 in total, representing a strong increase of 109.1% year-over-year. As of December 31, 2021, cumulative deliveries of the ES8, ES6 and EC6 reached 167,070 vehicles.

On December 18, 2021, NIO held NIO Day 2021 in Suzhou and launched the ET5, a mid-size premium smart electric sedan, with deliveries expected to commence in September 2022. The pre-subsidy starting price of the ET5 is RMB328,000, or RMB258,000 with Battery as a Service (BaaS). In addition, the Company expects to begin the delivery of the ET7, a flagship premium smart electric sedan, in March 2022.

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the premium smart electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle. NIO aims to build a community starting with smart electric vehicles to share joy and grow together with users. NIO designs, develops, jointly manufactures and sells premium smart electric vehicles, driving innovations in next-generation technologies in autonomous driving, digital technologies, electric powertrains and batteries. NIO differentiates itself through its continuous technological breakthroughs and innovations, such as its industry-leading battery swapping technologies, Battery as a Service, or BaaS, as well as its proprietary autonomous driving technologies and Autonomous Driving as a Service, or ADaaS. NIO launched the ES8, a seven-seater flagship premium smart electric SUV in December 2017, and began deliveries of the ES8 in June 2018 and its variant, the six-seater ES8, in March 2019. NIO launched the ES6, a five-seater high-performance premium smart electric SUV, in December 2018, and began deliveries of the ES6 in June 2019. NIO launched the EC6, a five-seater premium smart electric coupe SUV, in December 2019, and began deliveries of the EC6 in September 2020. NIO launched the ET7, a flagship premium smart electric sedan, in January 2021. NIO launched the ET5, a mid-size premium smart electric sedan, in December 2021.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the newly introduced BaaS and ADaaS; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to navigate the evolving and complex regulatory environment, including the various laws, regulations and regulatory requirements regarding cybersecurity, privacy, data protection and information security; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of the ES8, ES6, EC6 ET7 and ET5; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: http://ir.nio.com

For investor and media inquiries, please contact:

NIO Inc.

Investor Relations

Tel: +86-21-6908-2018

Email: ir@nio.com

Source: NIO

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